

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Edward McGee
Chief Financial Officer
Grayscale Bitcoin Trust (BTC)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 22, 2024**
> **File No. 001-41906**

Dear Edward McGee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons